July 28, 2025

Brian Podolak
Chief Executive Officer
Vocodia Holdings Corp
7781 NW Beacon Square Blvd
Unit 102-V64
Boca Raton, FL 33487

       Re: Vocodia Holdings Corp
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed July 17, 2025
           File No. 024-12569
Dear Brian Podolak:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 28, 2025 letter.

Amendment No. 1 to Offering Statement on Form 1-A
Security Ownership of Certain Beneficial Owners and Management, page 65

1. Please include the shares held by Thornhill Holdings Ltd. referenced in footnote (3)
       to the beneficial ownership table or advise. Additionally, please add the addresses of beneficial owners. Refer to Item 12 of Part II of Form 1-A.
General

2. We note your response to prior comment 5 and the revised disclosure that the offering will "continue for one year thereafter or until all shares have been sold, whichever occurs first" with an option to extend for an additional 90 days. We also note your disclosure that the offering "may be used for up to three years and 180 days." Please
 July 28, 2025
Page 2

       revise to clearly state whether the maximum duration of the offering is for one year and 90 days or three years and 180 days.
      Please contact Aliya Ishmukhamedova at 202-551-7519 or Jeff Kauten at 202-551-
3447 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Jonathan Leinwand